Exhibit 99.6

LEE KEELING AND ASSOCIATES, INC.

PETROLEUM CONSULTANTS

First Place Tower

15 East Fifth Street • Suite 3500

Tulsa, Oklahoma 74103-4350

(918) 587-5521 • Fax: (918) 587-2881

July 29, 2011

Evolution Petroleum Corporation

2500 City West Blvd., Suite 1300

Houston, Texas 77042

Attn:	Mr. Daryl Mazzanti
Vice President-Operations

		Re:	Estimated Reserves and Future Net Revenue
Proved Developed Producing and
Undeveloped Reserves
Oil and Gas Properties Owned by
Evolution Petroleum Corporation
SEC Constant Prices and Expenses

Gentlemen:

In accordance with your request, we have prepared an estimate of net proved developed non-producing, probable and possible undeveloped reserves and the future net revenue to be realized from the interests owned by Evolution Petroleum Corporation (Evolution) in oil and gas properties located in Haskell County, Oklahoma.  Our estimate includes less than five per cent of Evolution’s net reserves.  The effective date of this estimate is June 30, 2011, and the results are summarized as follows:

	ESTIMATED REMAINING		FUTURE NET REVENUE
	NET RESERVES			Present Worth
RESERVE	Oil	Gas	TOTAL	Disc. @ 10%
CLASSIFICATION	(BBLS)	(MCF)	($)	($)

Proved Developed Producing	—	148,201	346,243	209,981

Proved Undeveloped	—	619,498	870,393	238,699

Probable Undeveloped	—	367,493	252,687	(96,347)

Total All Reserves	—	1,135,192	1,469,323	352,333

Note: Totals may not agree with schedules due to roundoff.

Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to the subject interests from continued operation of the properties to depletion.  It should not be construed as a fair market or trading value.

No attempt has been made to determine whether the wells and facilities are in compliance with various governmental regulations, nor have costs been included in the event they are not.

This report consists of various summaries.  Schedule No. 1 presents summary forecasts by reserve type of annual gross and net production, severance and ad valorem taxes, operating income and net revenue.  Schedule No. 2 is a sequential listing of the forecast entities based on discounted future net revenue.  A one-line alphabetical listing of the forecast entities is presented on Schedule No. 3.  Schedule 4 includes the individual cash flows for the various entities.  These are accompanied by the production decline curve that shows our projection of future producing rates.

BACKGROUND

This estimate is concerned with one (1) gas well which is selling gas on the effective date.  This well is located in Haskell County, Oklahoma.  The associated five (5) proved and two (2) probable undeveloped locations are also located in Haskell County, Oklahoma.

CLASSIFICATION OF RESERVES

Reserve classifications are as defined by the Society of Petroleum Engineers (SPE), American Association of Petroleum Geologists (AAPG), World Petroleum Council (WPC), and Society of Petroleum Evaluation Engineers (SPEE).

Proved Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Proved Developed Non-Producing Reserves include shut-in and behind-pipe reserves.  Shut-in Reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not yet started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons.  Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production.  In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

Proved Undeveloped Reserves are quantities expected to be recovered through future investments:  (1) from new wells on undrilled acreage in known accumulations, (2) from deepening existing wells to a different (but known) reservoir, (3) from infill wells that will increase recovery, or (4) where a relatively large expenditure (e.g. when compared to the cost of drilling a new well) is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.

Probable Reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than Proved Reserves but more certain to be recovered than Possible Reserves.

ESTIMATION OF RESERVES

The proved developed producing well production estimate was based on the well’s June daily production data.

Reserves anticipated from undeveloped locations were based upon analogy with nearby wells which are producing from the same horizon.

Our estimate of reserves used all methods and procedures considered necessary, under the circumstances, to prepare this report.

FUTURE NET REVENUE

Oil and Gas Income

Income from the recovery and sale of the estimated gas reserves was based on the average of prices received on the first day of each month of the twelve months prior to the effective date.  This price supplied by Evolution was $4.21 per MCF and was held constant with provisions made for state severance taxes.

Operating Expenses

Anticipated monthly expenses were based on estimated expenses as supplied by Evolution and upon analogy with nearby wells which are producing from the same horizon.  Expenses were not escalated but held constant for the various recovery periods

Future Expenses

As provided by Evolution, provisions have been made for future expenses required for workovers, drilling, and completion of wells drilled to capture the probable and possible undeveloped reserves.  These costs have been held constant from current estimates.

GENERAL

The assumptions, data, methods and procedures used are appropriate for the purpose served by the report.

Information upon which this estimate of net reserves and future net revenue has been based was furnished by the staff of Evolution or was obtained by us from outside sources we consider to be reliable.  This information is assumed to be correct.  No attempt has been made to verify title or ownership of the subject properties.  The well was not inspected by a representative of this firm, nor was it tested under our supervision; however, its performance was discussed with the employees of Evolution.

This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character.  The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including, prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required.  The reserves included in this report have been based upon the assumption that the wells will be operated in a prudent manner under the same conditions existing on the effective date.  Actual production results and future well data may yield additional facts, not presently available to us, which may require an adjustment to our estimates.

You should be aware that state regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimate may be based.

The projection of cash flow has been made assuming constant prices.  There is no assurance that prices will not vary.  For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations are available for inspection in our office.

We appreciate this opportunity to be of service to you.

Very truly yours,

Lee Keeling and Associates, Inc.

LKA7114 (SEC Constant)

LEE KEELING AND ASSOCIATES, INC.

PETROLEUM CONSULTANTS

First Place Tower
15 East Fifth Street • Suite 3500
Tulsa, Oklahoma 74103-4350
(918) 587-5521 • Fax: (918) 587-2881

September 12, 2011

CERTIFICATE OF QUALIFICATION

I, Gordon L. Romine, Registered Petroleum Engineer, of 15 East 5th Street, Suite 3500, Tulsa, Oklahoma 74103, U.S.A., hereby certify:

1.               I am an employee of Lee Keeling and Associates, Inc., which was incorporated in the state of Oklahoma in 1960. The firm is headquartered in Tulsa, Oklahoma. Our firm prepared a detailed analysis of Evolution Petroleum Corporation’s oil and gas properties located in Haskell County, Oklahoma.

2.               Lee Keeling and Associates, Inc. is a professional engineering firm registered in the state of Oklahoma. Our firm’s Oklahoma Professional Engineer license number is P.E. CA 49 PE.

3.     This work was performed under my direction by the firm’s engineering and geological staff. Each of the staff has a minimum of a Bachelor’s degree from a recognized and accredited university.

4.     Lee Keeling and Associates, Inc. has prepared reserve evaluation studies and reserve audits for public and private companies for the purpose of reserve certification filings in foreign countries, domestic regulatory filings, financial disclosures and corporate strategic planning.

5.     We do not have, nor do we expect to receive, any direct or indirect interest in the securities of Evolution Petroleum Corporation its affiliated companies.

6.               A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from public information, records and the files of Evolution Petroleum Corporation.

Gordon L. Romine, Oklahoma P. E. #6057

Lee Keeling and Associates, Inc., Oklahoma PE #CA 49 PE

Tulsa, Oklahoma U.S.A.